
JOIN THE NEWCHIP COMMUNITY
Raised $611,414 from 550 investors on October 2018
9

Helping everyday investors find and compare investments online

Our goal is to be the NASDAQ for the alternative investment market. We help people find and invest in companies they believe in. The passing of the JOBS Act in 2012 granted everyday people the ability to invest in startups, pre-IPO companies, real estate, and securitized tokens. But it also created a fragmented market, making it it difficult to discover, connect, and manage a portfolio. We simplify the investment process using machine learning and help investors track their investments online.



Ryan Rafols
Founder & CEO
Engineer, Founder of 3 startups starting at age 17, 7+ years in public & private sector fundraising


Newchip

Why you may want to invest

1. Raised $2M from JV, Yeoman, Sputnik, Youbi, Polymath, and executives from Goldman Sachs + Credit Suisse.
2. Founders in the industry since the beginning, raised $15M between them, and generated 3 acquisitions/exits between them.
3. Ranked in Top 50 Global Startups from 67 countries by G-Startup Worldwide (judges included Tim Draper, Sequoia Capital, Softech and more).
4. Ranked #1 for startup investing on App Store, Top 10 for fundraising and investing, and ranked in the App Store Top 100 in Finance.
5. Over 20+ platform partners and 50,000+ users on Newchip
6. Want to see first-hand what Newchip is all about? Join as a free member at: www.newchip.com

Our Ambition

We believe that in order for this new market to thrive, there needs to be an integrated and transparent marketplace to give people complete control over their investments. We're building a new central hub for investing in startups, real estate, and securitized tokens. We want to become the one-stop-shop for investing online!

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newchip.com

Austin, TX

Why I Like Newchip

Until recently, only wealthy individuals and VC's like us could invest in the hottest start-ups. Newchip helps democratize investing in high-growth start ups, fueling not just the entrepreneurial environment, but also puts an octane boost into the investment plans of the average investor. There are hundreds of crowd investing platforms and that's why aggregating them into a single market is such a revolutionary idea. Newchip is bringing massive value to the industry and we love the team. That's why we're invested in them!



Joe Merrill

PARTNER, SPUTNIK ATX

THE BUZZ ABOUT NEWCHIP

Newchip's focus on go-to-market strategy and being in the forefront of the security token ecosystem are important and attractive to us. We believe Newchip will be able to bring liquidity and transparency to this new wave of equity investments compared to traditional investing. Newchip is well positioned to be the leader in the space!



Henry Liu

Chief Investment Officer, Yeoman Capital

Instead of doing hours of research on a new investment, what if you could swipe right instead? Newchip wants to bring the ease of using Tinder (the online dating app) to investors interested in new crowdfunded businesses. The interface is simple, but there is a lot of information at every turn. With Newchip, you can be an informed investor while having fun, "Shark Tank" style.



Phillip Taylor

Founder of PT Money, Finance Blog

I've invested on multiple platforms and in multiple deals, so I'm pretty sure that I'm soon going to forget and soon will not be able to keep track of my investments anymore. So, I'm testing out Newchip's app which, among other functions, allows one to track and manage their portfolio across multiple platforms. It's lessening the pain around keeping track of multiple investments, usernames, and passwords.



Amy Wan, Esq.

Partner at Trowbridge Sidoti LLP

Newchip brings access and transparency to the world of startup investing for the everyday investor. By leveraging state of the art technology to aggregate and sort out the best deals based on preferences and interest, Newchip removes the traditional hurdles of startup investing and provides an unmatched user experience where the next 'big deal' is just a swipe away. As an early adopter into this fast growing market, we are confident that Newchip will not only revolutionize how businesses raise capital in the future, but also be a key player in developing new emerging funding channels such as security tokens



Johan Uddman

JadeValue Fund

I have invested in a number of new ventures over the past decade and Newchip stands out from the crowd. Not only has Ryan built a startup around an innovative concept, but he has also addressed a key need of fellow entrepreneurs, and provided them with a new tool to raise capital. At the same time, Newchip opens the doors to startup investing for the consumer which could help democratize the investment industry.



Miha Vindis

Founder & CEO, Vindis International

Newchip, a new Austin startup is trying to capitalize on that possibility by acting as a catalyst of millennial investment. Whereas previously investments were only allowed for investors who made $200,000+ or have $1 million in their coffers, now anyone with some disposable income can have skin in the game. Keeping these barriers to entry in mind, Newchip has come up with a new modus operandi: simplify the investment process— give clear choices of how much, where, and when to invest; and give them a reason to invest—show commitment to social causes and environmental causes.


Barnil Bhattacharjee
Staff Writer at The American Genius

An innovative new way to build your future, Newchip puts investing into the palm of your hand. Opening the doors for everyone to get in on the ground floor of an exciting new business through crowdfunding. This market has huge potential, I look forward to following your continued success.


Richard Osborn
Owner, Austin Rugby Team

As an angel investor and an entrepreneur I believe that the power of crowdfunding will significantly change and democratize the current angel investing platforms. NewChip has created a niche for aggregating deal flow and presenting it to individuals for potential investment who may have never had access to these deals with the previous methods of angel investment. Deals are presented in a fast and efficient manner utilizing a very user friendly interface. I am excited to see where this company goes next.


J. Michael Bennett MD
Executive Director, AngelMD

I was one of the first investors in Newchip. What resonated with me was the experience and caliber of the founding team. Ryan is not only extremely dedicated to the success of Newchip, he brought on a co-founder, Travis Brodeen, who successfully scaled similar software and tech companies, including one of the largest and fastest to scale here in Austin. During the past year, Ryan has expanded his team to high caliber individuals whom have experience scaling similar ventures and I am confident that the team will execute the goals and milestones they have planned for the future.


Laurie Cercone
Angel Investor

My 'super power' is to determine the ability of the person behind the company - their determination, guts, brains, and overall constitution - that will ultimately create something of value and substance. In the case of NewChip, I have been most impressed with Ryan. It is clear that he will take a very good idea and mold this into a success - and with FinTech, it is clear that my intuition and 'gut feel' for the leadership is paying off! Not only me, but many others who I would consider giants in the industry are backing a winner in Ryan and the team he has assembled.


Mike Mercado
Angel Investor


Lunch and Learn with Newchip - YOUNGRY™

Ryan Rafols and Travis Brodeen are influential visionaries and the co-founders of Newchip. Newchip is a marketplace that consolidates investment opportunities and allows users to track and manage their investments. Ryan Rafols Travis Brodeen
June 18, 2018 @ youngry.com


9 Productive Ways to Keep Remote Teams Together

Working with a remote team is not without its challenges. Here is the latest tech to keep your team in touch and up-to-date. Working with a remote team is not without its challenges. Sometimes your colleagues can be outside of the office, or sometimes
June 18, 2018 @ business.com


Six Mistakes Up-And-Coming Entrepreneurs Will Want To Avoid

Unfortunately, not every entrepreneurial idea is a winner out of the gate. And even if a plan looks solid, poor execution, untested processes and supply issues can cause things to go sideways at the worst moments.
June 18, 2018 @ forbes.com


Investing made simple (NewChip)

Checkout http://www.newchip.com and download the app. If you find something interesting that you think is worth investing in drop a comment below. If you found this website interesting drop a like and subscribe! Thanks Need a logo?
June 17, 2018 @ youtube.com


Arkansas Business

EquityNet founder Judd Hollas brings investors and entrepreneurs together through a crowdfunding platform in much the same way a dating website brings men and



women together. "Crowdfunding brings together large populations that have a desire
May 31, 2018 @ arkansasbusiness.com



Merrill's Online School, Plus Tinder for Investing

Merrill Edge's Online Investing School, Plus Tinder for Investing
May 22, 2018 @ barrons.com



Podcast | The Money Champ

Podcast: Play in new window | Download This week I welcome Phil Risher on my
show. Phil is the founder of Young Adult Survival Guide. Phil paid off $30,000 in
student loans in just 12 months making $48k. He even saved up and bought a condo
May 22, 2018 @ themoneychamp.com



Tradestreaming Preview

A lot has been said about why equity crowdfunding for non-accredited investors
hasn't caught on. "It's off to a relatively slow start," said Dr. Richard Swart, CFO of
NextGen Crowdfunding. "It's actually a slower start than those of us in the industry
May 22, 2018 @ tradestreaming.com



May 22, 2018 @ roboadvisorpros.presscom



Newchip Makes the Apple Top 100 Apps List

Austin, Texas, May 01, 2018 (GLOBE NEWSWIRE) -- Newchip, a marketplace that is
reinventing the way everyday Americans invest, is climbing the charts this month. It
made Apple's Top 100 Finance apps list, is currently ranked #1 for startup investing,
May 1, 2018 @ benzinga.com



Newchip Opens up to Security Tokens & Blockchain Investments

Austin, Texas, Apr 18, 2018 (GLOBE NEWSWIRE via COMTEX) -- Newchip is
announcing that security token-based offerings and blockchain powered companies
are now available on its marketplace platform. Ranked as the #1 startup app in the
April 18, 2018 @ marketwatch.com



Newchip Opens up to Security Tokens & Blockchain Investments

Austin, Texas, April 18, 2018 (GLOBE NEWSWIRE) -- Newchip is announcing that
security token-based offerings and blockchain powered companies are now available
on its marketplace platform. Ranked as the #1 startup app in the app store, Newchip
April 18, 2018 @ globenewswire.com



Newchip Launches New Marketplace Platform for Business Funding

Austin, Texas, March 01, 2018 (GLOBE NEWSWIRE) -- Newchip, the #1 startup
investment app on the app store, is announcing the web launch of its new
marketplace platform for business and startup funding. Featuring 800+ companies
March 1, 2018 @ finance.yahoo.com



Newchip: changing the world $100 at a time - Startup Revival

If you have read any of the articles I've written for GOD TV, you know that I absolutely
love startups, new technology and entrepreneurship. I believe that Christians possess
a unique advantage over all other entrepreneurs and startup founders, and that is the
January 5, 2018 @ startuprevival.com



10 Startups to Watch in 2018

A startup is a unique type of company, designed to disrupt, grow and ultimately
achieve industry dominance via their unique ability to solve a specific problem.
Startups generally receive funding in several rounds from angel investors, venture
November 9, 2017 @ gobankingrates.com



Newchip Named Top 50 Global Startup in Worldwide Competition

Austin, Texas, Sep 13, 2017 (GLOBE NEWSWIRE via COMTEX) -- Newchip, the leading
investment marketplace aggregator for direct public offerings (DPOs), is pleased to
announce that G-Startup Worldwide has named Newchip in the Top 50 Innovative
September 13, 2017 @ marketwatch.com



Newchip Named Top 50 Global Startup in Worldwide Competition

Austin, Texas, Sept. 13, 2017-- Newchip, the leading investment marketplace
aggregator for direct public offerings, is pleased to announce that G-Startup
Worldwide has named Newchip in the Top 50 Innovative Startups for 2017. The G-
September 13, 2017 @ cnbc.com

Investment Marketplace Expert Named Newchip COO

Austin, TX, Aug. 22, 2017 (GLOBE NEWSWIRE) -- Distinguished FinTech and
crowdfunding expert Judd Hollas has signed on as Chief Operating Officer (COO) for
Newchip, an emerging online investment marketplace likened to "the Shark Tank for
August 22, 2017 @ globenewswire.com

Newchip

Newchip - The Startup Marketplace 🚀🎉. Ready to swim with the 🦈's?. (iPhone, Fintech, and Investing) Read the opinion of 22 influencers. Discover 4 alternatives like SeedInvest and DreamFunded

August 10, 2017 @ producthunt.com

10 FinTech Startups We Like from Finovate Spring 2017 | PT Money

The PT Money team headed to the Finovate Spring 2017 conference in San Jose, Calif. a few weeks ago, where the newest in financial technology debuts every year. We were on the lookout for innovative financial products and services that you could

June 23, 2017 @ ptmoney.com

Newchip is the Kayak of the investment industry - The American Genius

We love a good success story just like the next guy. We love tales of triumph, of someone winning against all odds, and today, the American fairy tale of entrepreneurialism is one that has captured the minds of screenwriters, musicians,

May 12, 2017 @ theamericangenius.com

Fresh fintech companies to watch in 2017

Over 1,600 representatives of financial institutions, investors, industry analysts and reporters convened at the Spring 2017 Finovate Conference on April 26 in San Jose. With events in Asia, Europe, and the East and West Coasts, Finovate conferences

May 9, 2017 @ cio.com

4 Factors To Consider Before Investing in Crowdfunding Deals

There's been a lot of talk about investor education in crowdfunding deals, so I thought I'd take a couple moments to write about what I look for when investing. Before we dive in though, please know that I am NOT a financial advisor or any sort of

April 24, 2017 @ equities.com

A Peek Into My Crowdfunding Portfolio | Crowdfund Insider

Victoria Silchenko called out crowdfunding industry professionals earlier this year for not having invested in crowdfunding companies themselves. So, in that same spirit, I'm opening up my crowdfunding portfolio. Before I disclose, I'm going to say that I

April 24, 2017 @ crowdfundinsider.com

FinovateSpring 2017: Presenters announced - IBS Intelligence

The first wave of presenters for FinovateSpring 2017 will be gracing the stage at the San Jose Convention Centre April 26 th and 27 th. A list of 44 companies are in the current line-up, with the remaining companies to be announced over the next two

March 3, 2017 @ ibsintelligence.com

3 Day Startup - Newchip: Alumni Company Spotlight

Some people are just born to live in the entrepreneurship space. Former 3 Day Startup participant Ryan Rafols is doing one better and making a difference in the space itself. We sat down and spoke with him about his path as an entrepreneur and

February 6, 2017 @ 3daystartup.org

Three Crowdfunding Sectors to Watch in in the US in 2017 | Crowdfund Insider

Since Title II of the JOBS Act went into effect September 23, 2013, crowdfunding has been gaining traction.

January 29, 2017 @ crowdfundinsider.com

How to Invest in Startups - Newchip - Your Millennial Money

Investing in Startups is Easy Investing in startups used to be reserved for the experts on Shark Tank, and big business people who have lots of funds behind them. I don't know about you, but there are a ton of deals that I see on that show and think, "Hey,

January 23, 2017 @ yourmillennialmoney.com

5 New Austin FinTech Startups 2016

Here at TEN Capital Group we have spent the 4th quarter of 2016 researching the entire FinTech ecosystem in Texas. Our upcoming "Texas Sector Report: FinTech 2016" will provide a comprehensive analysis of over 85 seed through late-stage companies.

December 1, 2016 @ ten.capital

INVEST IN THE FUTURE OF FINANCE

Newchip is a new type of financial technology (FinTech) company built from the ground up to be owned by the people it brings the most value to, its own users. You can get in on the ground floor of a pre-IPO FinTech company that is going to revolutionize how people find and make investments online.

In 2016, the JOBS Act made it legal for everyday Americans to invest alongside accredited investors. Two years later, the market is growing rapidly. Close to $100M has been invested through Regulation Crowdfunding and the number of successful offerings increased 202% in 2017.

The problem is that the current market is fragmented across 50+ platforms around the nation.



This fragmentation makes it difficult for investors to find and compare deals. Additionally, customer acquisition cost is a challenge for Regulation Crowdfunding platforms. At Newchip, we shrink that fragmentation one investment at a time to help investors find and invest in companies they believe in, while also helping platforms connect to investors.

Newchip Pulls Together a Fragmented Market

Our vision is to bring together the entire market through data and transparency to build a virtual market hub. We want to help investors make informed and educated decisions with their hard earned money.

As an aggregator marketplace, we make it easy to search, explore and compare investment deals from a wide variety of investment platforms through our simple and easy to use interface.

Our long-term goal is to build an exchange that would become the underlying infrastructure for investors to trade upon between our partner network, much like NASDAQ or NYSE are for the traditional markets.

We truly believe and our vision is to make Main Street the new Wall Street and make venture and startup investing affordable and available to everyone.



Checkout this review on NC by J. Clarington!

Our Revenue Comes From Partnerships

How Does Newchip Make Money?

We generate revenue through partnerships with 20+ partners via monthly listings fees and converted new user registrations. In the future, we expect new revenue streams to come from fees associated with a potential future exchange platform as well as dozens of new partnerships and affiliates. We're covering 15% of our operating cost with revenue and expect to be profitable in 15 months.

What Sort of Return Can I Expect?

As with any investment, it's impossible to say what will happen in the future. But we can tell you what we hope to achieve. Online investing is a massive multi-trillion dollar global industry. We believe Newchip is the sort of idea that can transform it. When you invest in Newchip you are buying future stock in the company (see SAFE notes). It's like investing in Disney back when it was just Walt and Roy. You can use this calculator to get an ROI estimate.

As a pre-IPO startup, an investment in Newchip carries risk, on the other hand startups that succeed can change the world and provide staggering returns for investors. Our current valuation cap (the price you are investing at) is at $15 million. If we're successful, we believe Newchip could someday be a significant player in the finance industry.

We believe in Newchip and so do our investors. All of our investors are in the same boat -- we don't succeed unless you succeed. We're swinging for the fences, and while no one can guarantee success, we're doing everything in our power to make this the best investment you've ever made.

Our Progress & Goals

We've been hard at work on Newchip for nearly 2 years. We've raised significant capital from venture capitalist around the world and now we want to offer an opportunity to our own users to invest in us!

If we raise our fundraising target, we'll use the funds for continued tech development, marketing, advertising, and revenue generating activities to expand Newchip and build out our marketplace.



Our Founders Come Together

Three months after the JOBS Act allows for Regulation Crowdfunding, our founders come together to create Newchip.

Beta Launched at SXSW

One month later, our beta product reaches our first 1,000 users.

Ranked Top 50 Startups Global 2017 by G-Startup Worldwide

Judges included Tim Draper, Sequoia Capital, Softech, and more.

Newchip Web Platform Launched

Platform quickly scales to over 15,000 users.

Start Series A Raise

We'll be starting the process of our secondary market.

Start Series B Raise for Global Expansion

First expansion to China and Asia, and then to Europe!

August 2016   March 2017   September 2017   February 2018   August 2018   May 2019

December 2016   May 2017   October 2017   June 2018   March 2019

Product Announcement

We announce our product at an industry summit and begin partnering with platforms.

Closing Presenter Pitch at Finovate

This generates interest from institutions, VC's, and countries from around the globe.

Raised $1M from VC's + Angels

Investors include JV Fund, angels, and executives from Credit Suisse and Goldman Sachs.

Close $1M in investments from VC's

Investors include Yeoman, Sputnik, Youbi, and Polymath.

Reach 500k Users and Profitability

We also plan to launch our exchange at SXSW.

Letter From Our CEO



Our CEO speaking at the North American Regulators Conference

Dear Investors,

Newchip simplifies investing online. We have a rapidly growing user base and revenue, and most importantly, we're helping new investors and entrepreneurs every day. The reason we are raising with Wefunder is to give our own users and people who see our vision the opportunity to join our community - to be a part of the team here at Newchip. We want you to become a part of this, a part of our journey, because at Newchip, we are changing the future of investing.

Our team has the background to make this dream a reality and with your help, we bel we can become bigger than Robinhood, bigger than E*Trade, and bigger than the NASDAQ. Traditional finance and the wealth of the world is held and controlled by a select few. Our vision is a world where

everyone has a stake in their futures, our dollar is our vote, and the best companies, entrepreneurs, and those that truly give back to their investors win.

I'll be available 24/7 to answer all your questions below in the comment section! Together lets can change the world $100 at a time!

Sincerely,

Ryan Rafols

Newchip Around the World

We've been hard at work to make this a reality since the launch of the industry and look forward to you joining our team too! Don't forget to follow us on Instagram and Facebook!


Christening our new office


Our team and investor Christmas party


Giving back to Toys for Tots


Platform partner dinner


Pitching to VC's in China


Our first conference flight as a team


Our company motto


Beta launch at SXSW Festival


KFC stop on the way back from China


Team flight photo


Our first Christmas as a team!


Beta launch at SXSW


Office grand opening team photo


Exploring between VC meetings in China


Our first international pitch competition









Trying out a equity crowdfunded restaurant with our investors

Newchip and our investor team!

The Alternative Investment Market is Young and Booming

200M+	$57B	20M+	$1,500
Americans who can now legally invest in startups.	Estimated global alternative investment market by 2022.	Americans who have already participated in crowdfunding.	Average investment amount from our users.











Newchip Investor Users

Newchip Investment Deals

Pitch Deck

G-STARTUP WORLDWIDE
Top 50 Global Startups 2017
#1 for Startup Investing in App Store
Powered by CashBUS
TVL
newchip
Investing starts here
As Featured In:
CIO
BARRONS
MarketWatch
Finextra
Mergermarket
CNBC
Inc.

Investor Partners







  
 

Meet the Founders

We believe equity crowdfunding is the future of fundraising and investing online. And with over 50+ years combined experience and an exit in this industry, we're going to make it simple, easy, and accessible to everyone!

 

Ryan Rafols
Founder & CEO
Engineer, Founder of 3 startups starting at age 17, 7+ years in public & private sector fundraising

Travis Brodeen
Co-founder & CTO
20+ years experience consulting for Fortune 500 companies & rapid growth, technology-driven startups

AND THE REST OF THE TEAM



Matt Bell
Marketing Advisor
Founder/GM: Bell Interactive- digital consultancy firm, Former Head of Digital Marketing- Treehouse





Shane Chambers
Product Manager
14+ years as Senior Leader in Software Engineering, led technical projects & product development





Sujana Amatya
Project Manager
Former Project Manager and Geologist at Talon LPE, Environmental Services Firm





Marcos J. Larios
Director of Finance
Former Equit. & Deriv. Trading Specialist, and Accred. Asset Management Specialist at Charles Schwab





David Blankman
Director of Business Development
Serial Entrepreneur, Portfolio Manager & Senior Investment Industry Professional, Founded 5 startups





Genesis Valbuena
Operations Manager
Former Senior Internat'l Recruiting Associate- GLG, Expertise in International Relations & Finance





Stephanie Greer
Director of Operations
MBA in Finance, PMP + Certified ScrumMaster, 20+ years in financial services industry





Lance Huntley
Chief Compliance Officer
Started career at FINRA and has led 2 Fintech startups through Wall Street acquisitions



Raised **$2,611,414** From **550+** Investors

$631,000	$1,369,000	$611,414
September 2017 SAFE	May 2018 SAFE	October 2018



Jon Maldia

Founder | Maker | Developer



Wesley King

Equity crowdfunding campaign manager investing in the future of healthcare: biohacking, neurodegenerative diseases, platforms, food systems.



Albert E Habshi Jr

39 year old all American work for a living



Shahriar Shahini

Sales, marketing, & product management with a touch of engineering. I have a passion for building scalable products. Former CEO @ TabJar.



Craig Vom Lehn

MBA, BS in Accounting, expert in Strategy and Financial Planning/Analysis. Family man and dividend investor in Gilbert, AZ



Michael Eldredge

I am a filmmaker based in Salt Lake City, UT.

MORE INVESTORS

Interview

Wefunder interviewed Ryan Rafols on May 24, 2018.

← COLLAPSE ALL

WF: Who are you and what is your company all about? ⌃

RAFOLS: My name is Ryan Rafols and I'm the founder and CEO of Newchip. I'm an army veteran, electrical engineer, and founder of three startups, one of which was acquired. I've spent the last ten years building and leading internationally diverse teams in the public and private sectors and have an extensive background in fundraising, corporate boards, and lobbying.

Newchip is building a new NASDAQ for investments in startups, pre-IPO companies, real estate, security tokens, and blockchain technologies. We're an aggregator marketplace where you can find and compare investment deals from platforms around the nation. Our goal is to help educate and connect investors to investments based on their interest and preferences.

Our vision is to eventually build an exchange platform and we see ourselves as a software and service provider within the entire industry. We envision Newchip as the underlying network between platforms for investors to invest and trade on.

Newchip is an opportunity to bring together the entire market from a data and transparency perspective so that investors can make informed and educated investment decisions.

It will be the destination for investors across the ecosystem to connect with all of the flow and find investments that are most appealing to them as quickly and efficiently as possible.

WF: Can I make money from this? ⌃

RAFOLS: That's the whole point! This is completely different than the traditional crowdfunding you get on Kickstarter and others, where you donate in exchange for a reward, perk or pre-sale of the product. When you invest in Newchip, you are buying stock in the company. Our job is to make the value of that stock go up!

When you invest in Newchip you are buying future stock in the company (see SAFE notes). You can use this calculator to get an ROI estimate. As with any investment, it's impossible to say what will happen in the future. But we can tell you what we hope to achieve

Online investing is a massive multi-trillion dollar global industry and we believe Newchip is the sort of idea that can transform it. Investing in early stage startups

is like investing in Disney back when it was just Walt and Roy, Apple in it's garage, or Amazon when it just sold books.

However, it also holds a lot of risk with it too, you can't just "get" your money out whenever you want, sell your shares like you can on the stock market, and startups may never exit, and can completely fail!

WF: Will Newchip pay dividends? ^

RAFOLS: Not in the foreseeable future. As an early stage company, all revenue from projects will go back into the business, allowing us to invest in more projects and to continue growing the value of the company overall!

WF: Do you offer investor perks? ^

RAFOLS: Absolutely yes! Being a Newchip investor means you get...

$500+
[BRONZE] Access new features before they go live + Private investor only Facebook group + Your name and profile on our Newchip investor page + "Founding Investor" Badge on Newchip

$1,000+
[SILVER] Limited edition investor t-shirt + Thank you letter from our team! + everything from previous perks

$5,000+
[GOLD] Quarterly investor creative/brainstorming conference calls + Personalized and framed letter from our team + Limited edition investor hat and swag + everything from previous perks

$10,000+
[PLATINUM] Meet and greet with the team + Access to VIP party at closing of round + everything from previous perks.

WF: What's new about what you're making? How is it different? ^

RAFOLS: There are a lot of platforms out there -- if you've invested on more than one, you know how hard it is to keep up with all of your investments.

We make it simple for you to find investments you believe in across our platform network. After you've invested, our goal is to make tracking and managing your investments simple.

What differentiates us is our vision is to eventually build a new NASDAQ like exchange for private equity, fully integrate in with our partner network, and as the industry grows and regulation changes- help create liquidity for investors around the globe.

WF: How big is the market? ^

RAFOLS: *Market Size:*
The global alternative investment and finance market is expected to exceed US$57 billion by 2022.
- Source: Statista Digital Market Outlook 2018

Potential Customers:
There were an estimated 12 million accredited investors in the U.S. in 2016, and now the number of Americans who can invest in early stage startups and businesses via Reg A+ and Reg CF is over 200 million.

Potential Early Adopters:
Over 20 million Americans have already participated in some form of crowdfunding, raising over $5 billion.
- Source: Indiegogo & Kickstarter Statistics

WF: What about this idea appealed to you? ^

RAFOLS: I've always been an entrepreneur. In fact, I've been a crowdfunder for over 10 years and I've always wanted to own a piece of the companies I backed.

After about five or six years in, I realized that I really wasn't investing. I felt like I was an investor, but companies weren't delivering, there was no ROI, and no accountability. For example, I backed Occulus Rift and then it sold for $2B and I didn't get a cent.

So when a friend shared a business article on crowd-investing a few years back, I knew I want to be a part of this industry. I knew I wanted to build a new market. I was taking a break from politics to build schools and volunteer teach in China at the time, but I found myself jumping on a plane and moving back to Austin a few days later.

I had this realization that this is what I want to do with my life. I came home, sold

I had this realization that this is what I want to do with my life. I came home, sold my sports car, my house, sold everything, and put my all into this company. I even lived in the office for the first couple of months. I AirBnB-ed my apartment just to pay the rent and we did whatever it took to get off the ground.

When I met Travis, he'd been doing crowdfunding for as long as me, if not longer. We realized what we needed to do was create an aggregator model. If we put as many deals in one place as possible and made it easy to show and compare investments, people would invest more and do so intelligently. We compared it to Trivago, Priceline, and Hotels.com and it made sense.

Our goal was to save on the margins platforms spend on diligence, on-boarding, and all the man hours and work that goes into getting deals listed. As engineers we wanted to automate and streamline everything.

We believed that if we automated enough, that we could build our platform just around marketing the deals online and connecting investors to platform partners.

That's how Newchip was born.

We didn't even dream about the exchange at first, it was something our users said they wanted and we're listening.

It's a tough thing building a new market. I talked to different platforms, and a lot of CEOs were nervous. I thought to myself no matter how many users we have in the future, it's gonna be hard to build an exchange because we need access to other users. You need a mass traction volume of users and interoperability between different platforms.

But the NASDAQ didn't start off as a monopoly and thats where we learned. There was a lot of regional exchanges, kind of like where we are with crowdfunding right now with different platforms.

So we believe that if we can create an underlying technical exchange infrastructure, we can enable everyone to work together to build this market, and we'll all be successful.

WF: Why did you do an aggregator instead of your own platform? ^

RAFOLS: There are a few reasons. In the beginning, we didn't believe we had the experience. At that point, we didn't have Judd onboard. He joined the team after a few months.

Travis had worked in the financial technology side, and I had been in the regulatory side, but we didn't feel like we had the investor background or the due diligence experience. We were really good engineers though, so we figured we could let platforms find the companies, and we could market the deals. Basically our partners do the on-boarding and then plug everything into one system on our end to connect to investors.

We were also late to the game and we didn't want to compete with 50+ platforms. We saw there was a bigger problem that the entire industry was facing, and that was the cost of investor acquisition. We wanted to find a way to connect investors and help out our partners. We believe this industry will grow no matter what, but we wanted to focus on this one piece to help this industry grow faster.

We saw ourselves as nitroglycerin or dynamite to the market. We thought if we can do this and own it, we can provide a lot of value to platforms around the nation.

It's crazy but there are new ones that launching every month, and there's going to be even more platforms launching over the next 12 months.

WF: What's your biggest risk? What keeps you up at night? ^

RAFOLS: Our biggest risks are regulatory changes and platform and company failures in our market. That's the kind of stuff we can't predict or help, but we are optimistic because the regulators and Congress have all been extremely positive about this market.

If there is a 2008 recession, we we would likely be affected too because when people aren't spending or investing, that hurts the entire financial sector.

The positive thing is that these are all long term investments, which means they are not as affected by temporary market fluctuations or changes.

We believe in this market, and we hope you will too. There are risks though, and if you aren't comfortable with the risk, you shouldn't invest.

WF: How do you find the so-called best deals? ^

RAFOLS: We don't say anything is the best. We say it's the best for you based on your interests and preferences. Everything we do is driven by user interest and

preferences.

Some investors only invest in debt offerings. Some only invest in restaurants, bars, or apps. We try to hone in on cues for those investors and try to provide only that. Even though you come to Newchip and you can see everything at once, we want to connect users and investors to only the things they're interested in without actually having an RIA and recommending them or controlling what they invest in.

Some platforms spit out the same deal every day or every week to their users. There's no personalization to it. A lot of our users don't like that. We live in a world where people expect things to be personalized. That's one of the reasons our conversion rate and our acquisition rate are so good.

We try our best, and we're going to continue to add new things. Our search engine uses machine learning. We will need more data points to get better, but over time we want to make it so so that when a user registers with us, they answer a few questions, and we'll be able to connect them to investment opportunities tailored to them.

WF: What does the future look like if Newchip is a success? ^

RAFOLS: Indiegogo and Kickstarter are two out of 2,000+ crowdfunding platforms. There's going to be a lot of niche platforms in equity crowdfunding or what we call crowd investing as well--there will be ones connected with VCs and with angel investors, and I think they're all going to be very specific to a general niche or geographic location.

It's still always going to be a little hard to scale over time as an industry so long as there is regulatory requirements on companies. It depends on the regulatory environment and everything around it, but I know that's one of the hardest things to scale.

On the investor side, it's a balancing act between investors and number of deals. I see us as this middle frame for the market to be an integrated infrastructure for all the different platforms we want to offer in different technologies over time. We have a platform dashboard to offer platforms so they can track their own data versus competitors. I believe in a transparent kind of open market where everyone's working to build a better market ecosystem. We're all trying to help the end investor and the entrepreneur connect.

Five years from now, I see us as a major partner for all the different platforms and across other industries too. I don't ever see us being 100 percent of all user market volume, but I see us being 20 or 25 percent of the volume going to different deals and partners.

I see us becoming like creditcards.com, where people come and compare offers and investments instead. We're really an affordable channel compared to Facebook and Google AdWords. There's a lot of value in the data side and public equity markets, and some of the big investors. We've already lined up investors on the larger side from bigger banks and institutions that are interested in our next few rounds. They all see the value in some kind of aggregator marketplace and not having to be so focused on the core broker-dealer side.

The core of it is connecting capital, changing the system, and creating something new to become the one place that an investor can go across the ecosystem and experience what they can invest in, and they have a community of other investors that they can connect with.

We want to create that community experience where everybody can come together as an investor and support various entrepreneurs across the country and world.

WF: How do you make money? ^

RAFOLS: Right now, we're generating revenue from different partnerships through a CPA and CPC type models. We recently launched cost-per-registered - user charging and cost-per-click on some deals.

Some of our affiliate deals pay us a specific fee for listing every month between $2,000 and $5,000 deal. There's a bigger charge there because we do more for those companies.

We're also launching several innovative revenue streams with payment processors and affiliate partners across the financial sector.

In the future we likely plan to launch a commission and success based model with split equity and cash percentages with our partners. There are specific license requirements for those but we've already lined up partners willing to pay 50% commission for our investors.

WF: What are your Key Performance Indicators? ^

RAFOLS: We pay around two dollars per user. That's kind of average across the board. We use Facebook advertising, Twitter, and we have referral networks we work with like Google AdWords.

AdWords is probably our most expensive channel. We don't do too much on that yet. We're working to improve it. We're app-based, so that's the majority of our user flow. That's where our users are most affordable and we then encourage them to web from mobile.

In terms of registration rates, we average around 70 percent, and about a 15 percent to 20 percent conversion rate. It varies across all of our partner platforms and types of deals.

Some platforms convert very well, and some do not. Some deals do very well. For example, SeedInvest may not have nearly as many deals as other platforms, but they have a higher conversion rate than some larger platforms to our user-base. There are really basic things to such as, Nextseed right now has only three live deals and they do below average because most of their deals don't have videos.

Investors are very particular but especially the 25-35 audience as they require more than just numbers and some pictures, they want to see a video pitch and want to resonate with the founders.

The average investment our users invest is about $1,500. That's including accredited investors. Without credit investors, it's anything from about $300 to $600.

WF: What metric are you tracking? ⌃
RAFOLS: Two KPIs are the most important to us and we track to the most granular levels possible.

On the high level though that's total user accounts and active monthly users. You can't have one without the other. Those are what we're most successful at. It's one of the reasons we were ranked in the top 100's in the App Store for Finance and able to rank there with 50k users versus other companies in the same ranking with tens of millions.

One differentiator is our users are highly engaged compared to other finance apps. Our users love coming back, using the Tinder touch swipe features, and watching deals progress. Typically, 80 percent of the users only come back to look for stuff and shop and around 20 percent might convert. But over time, these people can eventually find something they really like and invest in those companies.

WF: What was your revenue for the last three or four months? ⌃
RAFOLS: We just started generating revenue in the last few months. In 2016, we didn't generate any revenue. We didn't even have any partnerships. We were just trying to build something that worked and get people to believe in the industry.

We just started really scaling up users, partnerships, and integrations last month. I believe we did around $8,000 last month, and this month, I believe we're going to do $15,000. We'll aiming to double it again next month. That's just on our affiliate side. Once we have our other licenses and things in place, we expect to hit around $1.5 million in revenue.

On the affiliate side for us, we have 10 companies. We expect to double that every month. For every company, it's around $2,000 to $5,000. Next month, we'll probably have at least 20 affiliate deals. These companies are on a subscription paying month to month. They pay flat fees for that. We provide a significant amount of user flow to them, more so even to our regular partners. We expect by the end of the year to have at least fifty or sixty companies. That revenue stream alone will be significant.

WF: How do you position Newchip to be the deal aggregator of choice? ⌃
RAFOLS: There's always going to be a balance between community and platforms and there's always going to be a little bit of push and pull over who does what better. Education and community are probably the two deciding factors between 30 and 80 percent of users investing. We try to be super data-focused and not so much on a high level. The more serious financial investor can find really specific report data, financials, and things like that. We're testing that right now. It doesn't resonate that well with our non-accredited investors, but it does resonate with the acccredited investors.

We don't want to be a deal discussion forum as thats limited to platform only areas. We want to be the forum for people who've invested in six or seven companies and want to talk with other investors in the same companies connect. So if you invested in a company, you can talk to other people who have already invested in the company after it's closing.

invested in the company after it's closing.

We also show users comparable companies to ones they're investing with. It's one of our most popular features. If you like this one brewery, we'll find six other breweries and compare the valuations they raised at to help you become educated.

We'll compare the data, the investment info, and most importantly, the secondary market data. In terms of platform evolution and where we are today, there's not going to be much more of a differentiation moving forward from where it is besides more integration and increasing education. Step one is heavy integration to make it easy to invest and connect to other deals on other platforms. We'll have that data on a high level on the Newchip dashboard. After that, it's just a secondary market. Whatever the pricing is, we'll be able to track all the data across the industry and be a repository for that. That's our big set of features and that's where all of our focus would be.

We've got this platform working, we know this works, we know this provides the users and the investor referrals. What we don't want is to lose those to platforms, like if someone comes to us and then goes to Wefunder, then stays put and never comes back. We want to add some value that the platforms don't have the ability to offer or that they don't want to offer. We're all trying to do too many things at one time so we're figuring out what we can really focus on and be really good at.

I'm most excited that we're launching a new education initiative. We haven't yet seen anyone get it exactly right. We're trying to figure out a way to outsource what we can but work with serious and experienced leaders. We plan to work with education content providers and provide some kind of network where people will want to talk and work together on things. It's going to be difficult, but that covers the next two to three years in terms of product development.

On this product, we're continuing to integrate it in some community features, but really the secondary market integration is going to be the biggest change in the next year. We've been waiting to get that out there. To do that, you need tons of traffic. We need to have 150,000 to 200,000 users to even get it going. We're really focused on adding that service to platforms as, okay, great, someone invested in your deal on this platform now you can use our integration and our technology on the secondary market side. We plan to work together on it and do some kind of split commission and whatever future licenses might allow. Regardless, we see ourselves as the software solution on the backend.

WF: Who is your competition? ^

RAFOLS: There are two or three companies that are kind of trying to do something similar to us. But nobody has the technology background, or raised enough capital to be serious. That's the biggest obstructions to them being true competitors. A platform could always become a broker-dealer and try to compete with us too, but I think we probably have too much value. We're never going to step on a platform area. We don't want to list deals directly nor have too much regulatory tape either. We don't have that skill set. We don't want to do that ever. We just want to work with the best platforms and help educated investors.

I think it's the same thing on the platform's end. Anyone that tries to would be biting off more than they can chew. This marketplace is already tough enough to try and find deals and investors in. It's like any ecosystem, and it's going to evolve.

We'll be a service provider that's really good at what we do. There's also room for competition. With 300 million Americans, there's always need for competition, and those competitors will help educate the market. This market won't become saturated for five to ten years. It's still really small, but growth is key.

It's comparable to regular crowdfunding. What will happen is you'll see the regular crowdfunding go down over time and company-based crowdfunding become equity crowdfunding. Indiegogo and Kickstarter have been losing market share. It's not so much a change in the market as it is a change in interest.

The crowd's been abused sometimes, which is a little bit of a negative, but it's also a positive spin for platforms and us to bring a "better version of crowdfunding". We're not just going to show you some fancy video and say it's great, give us money. There's got to be some kind of depth to these companies and real tangible value props to the world.

WF: What other platforms do you look to as models or as examples of how not to do things? ^

RAFOLS: There's one called Crowd Circus that's a European aggregator for all crowdfunding. But they have no monetary scheme. They have no search algorithms. It's just a big mess. Aggregation only works if it's for a very specific

purpose. The only reason we aggregate and the only reason we will ever aggregate is to find very specialized segments and provide those to people who want them. If you just collect a bunch of data and throw it in a big box, nobody's going to care about it. Even if it's sorted by a couple of basic functions, like most funded or top trending, it's still going to be hard for people to sort through. People want to be able to drill down into what they care about. That's the most important feature other aggregators are lacking.

It's also about the monetization. Indiegogo and Kickstarter have gotten so big and there's so much deal flow that it's really hard for people to connect to what they want. Their search algorithm is still the same as it was several years ago a basic search box.

I can't really drill stuff down like I should be able to to find exactly what I want and to be able to put money behind it. That's a core differentiator. Their model is to get companies to bring all their users into the market and platforms do that too, but there's never been anyone trying to monetize that.

There's a lot of small deals. I expect a lot of these deals in the equity crowdfunding space to grow over time and become much larger. Platforms can't survive off $30-$50k deals, it cost too much and cost too much on the companies regulatory burden and cash wise.

We need to see some really great companies get a lot of funding and get a lot of traction for it to be a sustainable model but we are seeing that growth right now, and this is the opportunity to be a part of it.

WF: What potential hurdles worry you the most? ^

RAFOLS: I'm worried about partners or platforms choosing to skirt the law and or list deals without diligence. I'm worried about a "rogue" player making the industry look bad, or seeing deals listed that we think are not fundable and scams.

We often take down deals that we think are not fundable, or that we're morally opposed to. For example, we don't list "weapon" investments on our platform. We might change that in the future, but today we believe thats where we should be.

We rely on partners for a lot, and that's also our biggest weakness. Most people don't know that Amazon's an aggregator. Amazon aggregates a bunch of different stores into one place. I see that as the future of this industry too. That's a challenge, and that's a weakness, and that's a fear as there is so much uncertainty around it all.

The regulatory climate might not go the way we want to. It might grow too fast, or too slow. Additional regulatory changes are needed to increase the cap to $5M for most tech companies. The market also might get dominated by crypto, it might take over the whole market volume-wise in Reg A+ and you can't just overwhelm a market. It will make it really expensive for all of us to do advertising but we will survive and pivot if that is what it takes.

It's all looking really positive, though in my opinion. The growth is positive, the feedback is positive, the synergy with the platforms has been tremendous. The biggest concern has to be a platform going rogue, not following the law, and causing a problem for everyone else.

That's part of the value we offer. People can find deals from quality platforms when they go to Newchip. We vet our platforms to the best of our ability. We don't partner with just any platform that emails us and we are in this to protect our users. Although with that, we don't do diligence ourselves on deals. Thats always on the user/investor.

WF: How will you use the capital you raise? ^

RAFOLS: We plan to use the funds we raise for marketing and hiring additional engineers, and building up our team over the rest of the year.

We have a small engineering team here now, but we need to hire more. We also need to increase our marketing spending and hire in house marketers.

That's what's going to differentiate us. We want to be able to get the highest number of users in the quickest way and help partners the fastest. That's not just the venture capital model, but how we're going to help the industry.

We also plan to do what most companies forget to or are not able to do- use this capital to increase our own revenue generation. That's critically important at this stage and we plan to utilize it to help generate significant revenue.

WF: What is your teams background? ^

RAFOLS: *Travis:* I'm co-founder and Chief Technology Officer. I've been working with startups for over 20 years. I have about five years of experiences in cyber

security consulting for the top companies in the world. I also bootstrapped a company here in Austin to an Inc. Top 500- 21st place. We were the fastest growing private company in Austin in 2012.

My background is in large-scale enterprise online solutions and Fortune 50 enterprise systems architecture. My heart and my passion are to helping early stage entrepreneurs and fixing the funding gap for them that stifles innovation. There is such a disconnect between entrepreneurs that know what they are doing but don't have the network to raise and those that have a strong network but don't know what they're doing. I've seen so much money squandered in the wrong hands, and I've seen great ideas and companies die because they ran out of capital. I think that's a real tragedy.

Ryan Rafols: We've got a great team overall. Judd launched the first business crowdfunding platform in the industry and now we're just adding new technology, new innovation, a bigger team, and we're bringing it to everyone.

I'm personally heavily experienced on the regulatory side as well as creative design, and engineering. Travis has built large-scale teams and products with Fortune 500 as well as IPO'd a company in the 2000's.

All of that experience and our shared vision is why we work well together. There's a lot of age difference, but we all come from the same background of hustle, entrepreneurship, and work hard-stay humble attitudes.

Judd Hollas: I helped found this entire industry and have always felt that it was un-American that the everyday people were not allowed to invest in early-stage companies. When the laws were first announced, I became extremely excited about the potential and how it'd change this market. I felt like the power of the people to support smaller companies and good ideas, versus just the wealthy investors being able to pick and choose what they felt would make the most capital, versus doing the most good was causing a lot of problems in this world.

I started the first business crowdfunding platform in America and helped take it all the way to an acquisition. When I met Travis and Ryan, I realized we could do it again but not just for the wealthy but make it more popular than E*Trade and as much a household name as NASDAQ. I've been doing this my whole life and everything has led up to this moment here with my team at Newchip. We're going to make this a success.

Ask a Question ⚙

Type your question here...   **ASK QUESTION**

Andras Hamori   Sep 24 ⌄
Is Judd Hollas still at the company? According to LinkedIn he left in July 2018. If this is the case, can you explain what happened?
ANSWER   IGNORE

Michael Larisey INVESTOR   Jan 31 ⌄
I have not received any correspondence from Carta. What is the status on this?
ANSWER   IGNORE

Ronald Butler   Nov 10 ⌄
How can I do about presenting my business
ANSWER   IGNORE

Solomon Sambaya   Oct 31 ⌄
I am interested where do I start
ANSWER   IGNORE

Brian Scott Heimowitz   Oct 5 ⌄
I am considering investing in Newchip. I have a couple of questions for you. How much money has Newchip raised for the startups featured on the app so far? Does Newchip get a percentage of the total money it raises? What are the annual operating costs (both over the trailing 12 months and for the forward 12 months)? I see your company anticipates being profitable in 15 months, how much cash do you have and what is the current burn rate? Thanks in advance.
ANSWER   IGNORE

Ryan HALL   Oct 5 ⌄

I still have not received anything from Carta to confirm. Do you have an update on when the notifications should be sent out?

ANSWER   IGNORE

Nathan Webber   Oct 4 ⌄

You've mentioned continued rapid growth in users. I see from the chart above that you reported 50,000 users as of May. Could you please provide the current number of users and any future projections you've made?

ANSWER   IGNORE

Michael Perkovich   Jul 11 ⌄

Asked a question on July 6th and would appreciate a response soon.

ANSWER   IGNORE

Andrew DUNN   Jul 27 ⌄

Could you discuss any potential exit plans you may have (IPO, acquisition, etc.)? Thanks!

ANSWER   IGNORE

 **Ryan Rafols** Founder & CEO `FOUNDER`   Aug 23 ⌄

Hi Andrew, if you scroll up I believe we go over this question in our Q&A. Our #1 goal is to create a product that value with a high enough valuation that we have multiple options for exit.

Ryan HALL `INVESTOR`   Oct 5 ⌄

Carta has not sent a confirmation yet. When do you expect this to happen?

ANSWER   IGNORE

 **Ryan Rafols** Founder & CEO `FOUNDER`   Oct 6 ⌄

Waiting on the round closing ;)

Fred Caver   Sep 18 ⌄

I am the inventor of the Automated Return Shopping Cart GPS. Patent # 9104205 It is a modified and robotic style shopping cart that propels and parks itself when not in use at large groceries and retail stores. Can you help me with funding ?

ANSWER   IGNORE

 **Ryan Rafols** Founder & CEO `FOUNDER`   Sep 18 ⌄

Hi Fred,
We have an application on our page. However, I personally would recommend with a patent like that, and if you actually have the product built (not just the patent), just licensing it to Walmart or Target.

Ryan

Arun Sivaraman   Oct 3 ⌄

I'm on the fence in investing with New Chip. While the burn rate is a cause of concern but the bigger concern I have is about competition especially from the big fishes like Merrill Lynch or Fidelity. If someone like that were to open shop tomorrow in this space dont you risk losing the platforms to that new entity and by extension your user base. What would you see as your biggest asset that New Chip would have even in this David vs Goliath moment?

ANSWER   IGNORE

 **Ryan Rafols** Founder & CEO `FOUNDER`   Oct 4 ⌄

Hi Arunkumar,
Great question! Fidelity reached out to us for a partnership last year and we turned them down at that time until post Series A because their timeline to launch a co-product was 24+ months.

So I'm not worried at this time, in fact institutions largely get into the "latest" in fintech and finance via investment and acquisition, not internal innovation. We have a great list of potential bank innovation partners that we're talking to for Series A and that longterm we've built relationships with.

In terms of what we have and why they are interested in fintech, from my experience and from the data I've gleaned, most financial institutions have extremely expensive customer acquisition cost and they can't move fast, nor deploy new products quickly because of their size and bureaucracy.

Generally in business at that level, one of the best paths to compete is through "institutional investments" and "strategic investments" to bring in new products as well as lower customer acquisition cost.

It's a common misconception to think "what if Amazon" or "so and so does this" and they mop the floor with us. It just doesn't happen. I never say never but it's no different than "what if elon musk decides he wants to do this". If we operate in a state of what-if's, we'll never get anything done on our end.

Considering the entire platform market and all of the industry to date hasn't even touched 1% of market penetration. I've had major banks call me and executives tell me "we're going to go out of business if we don't get millennials to invest and buy our products", so I think they have bigger problems too.

When there is significant market penetration after a few years, thats when competition will be a play. For now, we consider our only true competitors to be the big millennial focused apps in the public markets like Robinhood and Stash.

Hope you join the investor team!

Curtis Lee Hugo Oct 2 ⌄

I like your company and the market you are going after, and it seems like you have put together a great team. I have one major concern: the repurchase stipulation giving you the right to force a repurchase of our shares. I would love to see more documentation like an investment offering, PPM or other summary as well. Can you address the repurchase option, especially since by definition of crowdfunding you will have quite a few investors? Also, you mentioned a concurrent Reg D offering? Can you expand on that as well, please?

ANSWER   IGNORE

 **Ryan Rafols** Founder & CEO `FOUNDER` Oct 4 ⌄

Hi Curtis,
Thanks for the questions! So far to date I've been too busy building the team and company to launch a concurrent D. We doubled in size recently (unplanned) and are growing rapidly in terms of organic users (faster than projected), so we had to scale the team quickly to handle the load.

That specific provision is for a specific issue, too many investors on cap table, that would require us to go public/register with the SEC, thus allowing us to re-purchase some of the SAFES at market rate would prevent that. If you are investing $25k or more, you get pro-rata and other rights, however anything under that there are restrictions. For the PPM and offering docs, for Reg CF that is all on this page as part of the Form C, risk disclosures, and offering docs.

P.S. I'm not a licensed attorney so I can't give you legal advice in conjunction with review of the documents and the breakdown, so take what I say with a grain of salt, and most importantly, make your investment decisions based on your own due diligence and the advice of your attorney.

Hope you decide to join the investor team!

Tracy Williams Sep 27 ⌄

Due to my large database of borrowers looking for money to fund their company. I need to locate and possibly partner with other funders.
Funding Availability from $1million up to $400million
Depending on your answers we'll be interested in your business venture or we won't be compatible.

Do you have a business plan and / or a pitch deck?

How much are you seeking?

How much have you invested into this business venture as of now?

How much equity are you willing to exchange for an investment?

Does this venture currently have any revenue?

Does this venture currently have any form of collateral?

Does this venture currently have any letter of intents for future sales of products and services?

What is the location of the business venture?

If a license is required then is this venture currently licensed?

Tracy W.

(818)267-9362
superservantheroes@yahoo.com
ANSWER IGNORE

 **Ryan Rafols** Founder & CEO FOUNDER   Oct 4 ⌄
Hi Tracy, are you looking for funding or interested in Newchip? I was a little confused by the message. I believe all of your answers to those questions are found on this page if so.

Nico Knaebel   Sep 20 ⌄
Hello, I am experienced in the stock market but I am new to investing in start ups. I came across your company and love the idea. My question is when can I reasonably believe to see a return on my money if everything goes according to plan? Do I see it as a return of capital?
ANSWER IGNORE

 **Ryan Rafols** Founder & CEO FOUNDER   Sep 24 ⌄
Hi Nico, excellent question! I can't copy and paste it all here but if you read through the page I answer this question in detail above as well as the FAQ. I recommend reviewing all details of our deal as well as conducting your own due diligence!

Jeffrey Pignato   Sep 20 ⌄
What is your price per shar looking like at the moment? Looking to invest between 500 and 1000.
ANSWER IGNORE

 **Ryan Rafols** Founder & CEO FOUNDER   Sep 20 ⌄
Hi Jeffrey,
I can't give absolute because of the regulatory stipulations and a convertible note with a valuation cap isn't "exactly" a valuation, however, a comparable company with 12M shares at $20M valuation you could estimates share price by dividing one by the other.

Two great videos on convertible notes and convertible safes:
https://www.youtube.com/watch?v=LTP4W-0xigg
https://www.youtube.com/watch?v=sDFmHn4UOiU

Jeffrey Pignato   Sep 20 ⌄
With the valuation gap at 20million... what is your price per share looking like? It says 25 percent discount under the gap number.
ANSWER IGNORE

 **Ryan Rafols** Founder & CEO FOUNDER   Sep 20 ⌄
Hey Jeffrey,
Answered your question above!

Jonathan E McKinney   Sep 15 ⌄
Hey Ryan, love the concept but have a few questions about the size of your long term debt. The execution, as it relates to ease of engagement for the end user, seems to be improving with each update to the app, and that is very likely a primary fulcrum that either makes this the Robin Hood of pre-ipo investing or otherwise something akin to Urban Fetch, great idea, but couldn't escape the gravitational orbit of taking on too much debt too early. Which leads me to my question: Over the past year, you guys had an operational net burn of $750k, but were able to raise roughly $1mm in notes payable, and seems as though you still have roughly $250k of that on hand as cash, but with a relatively small month over month revenue of $8k, and some uncertainty around how quickly your month over month revenue will actually grow, how quickly do you think you will need to accelerate your month over month revenue or reduce your cash burn by (rough % would be helpful), to remain operational a year from now, should you face another year similar to this past one in terms of cash burn? And a follow on to that is, are you currently seeking to take on additional debt to fuel the company's growth along side your (our) series A, or will the conclusion of this round raise, give you at least another 18 months runway, without further financing? And if you are able to share this information, would you be able to give a bit of detail about the nature of those long term outstanding notes? e.g. maturity dates, interest rates or other numbers that could shed light on the cost of servicing that debt? Curious, because i think the concept is great and if you can accelerate your revenue enough to stick around and execute on your vision, i think you have a winner, or at least something that gets a number of subsequent follow on series funding, which would be just fine with me as having gotten in on your Series A!
ANSWER IGNORE

 **Ryan Rafols** Founder & CEO FOUNDER   Sep 18 ⌄
Hi Jonathan,
The rules prevent me from speculating, forecasting, making promises, or giving anything that isn't in stone because of the risk level for retail

giving anything that isn't in stone because of the risk level for retail investors. It sometimes makes the process of answering questions difficult compared to what I could do in a traditional Reg D round. If you are already an investor, I would be happy to have a call with you.

What I can add- as we have grown and doubled in size in users since we launched this campaign- my personal goal is to reach over 50% of our burn by the end of next month in revenue, continuing to grow and be profitable by the end of the year. I can't guarantee this, but I believe we are on target for it. If that is not the case, I have built in the runway for us to grow it at a conservative pace.

We've utilized SAFE convertible notes for our raises so far, so there are no interest rates, no maturity dates, just valuation caps and discounts for each round. Previous $2,000,000+ raised was divided amongst $5M cap, $7M cap, $15M cap, and now $20M cap in step with the size of our base, transactions generated, and utilizing user population multiples at each step.

My goal with this funding mechanism is for our next round to be an equity round, converting all of our investors at once together- diluting largely myself and my team, rather than consecutively diluting my earliest investors. I believe this to be the best case scenario for investors as I do not want to dilute my early believers like you down as much as you would be in a traditional raise structure.

Thank you for believing in us!

Steve Stasik   Sep 13 ⌄

With only having 9,000 followers in FB and Twitter how are you reaching new possible investors. I saw you on a promoted twitter post, so are advertising costs being recovered with additional traffic? How many app downloads do you have?
I really am interested in seeing your consumer reach

ANSWER   IGNORE

 **Ryan Rafols** Founder & CEO   FOUNDER   Sep 18 ⌄

Hi Steve,
We have over 100,000 downloads in the app store. We have about 20% organic growth each month on-top of advertising fueled growth with a great return on ad spend.

Matthew Kearney   Sep 5 ⌄

I'm still trying to learn about equity crowdfunding so my question might be off-base but it was my understanding that there are very strict rules about advertising/ promoting an offering outside of the crowdfunding portal. Are there any limitations on the information you can provide about an offering?

ANSWER   IGNORE

 **Ryan Rafols** Founder & CEO   FOUNDER   Sep 18 ⌄

Hi Matthew,
This is a great article by Seedinvest on the topic:
https://www.seedinvest.com/blog/advertising-your-regulation-cf-offering-what-issuers-need-to-know

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